40-33

LAW OFFICES
BALLARD SPAHR ANDREWS & INGERSOLL, LLP
1735 MARKET STREET, 51ST FLOOR
PHILADELPHIA, PENNSYLVANIA 19103-7599
215-665-8500
FAX: 215-864-8999
WWW.BALLARDSPAHR.COM

BALTIMORE, MD
DENVER, CO
SALT LAKE CITY, UT
VOORHEES, NJ
WASHINGTON, DC
WILMINGTON, DE

RYAN M. ORR
DIRECT DIAL: 215-864-8675
PERSONAL FAX: 215-864-9013
ORRR@BALLARDSPAHR.COM

04044415



October 4, 2004

**By Hand Delivery**

SEC Filing Desk
Securities & Exchange Commission
450 5th Street, NW
Washington, D.C., 20549

Re: PBHG Funds (File No. 811-04391)
Filing Pursuant to Section 33 of the Investment Company Act of 1940

Dear Sir or Madam:

Pursuant to the provisions of Section 33 of the Investment Company Act of 1940, attached please find a copy of the notice of dismissal in the lawsuit entitled *Menyhart v.Pilgrim Baxter & Associates, Ltd., et. al.* Liberty Ridge Capital, Inc., formerly known as Pilgrim Baxter & Associates, Ltd., is a registered investment adviser and affiliated person of PBHG Funds, a registered investment company.

Also enclosed please find a copy of this letter for our records. Please date-stamp the copy and return it to me at the address listed above.

Sincerely,

Ryan M. Orr



RMO/o
Attachments

cc: John Zerr, Esq.
William H. Rheiner
John N. Ake
Robert Putney, Esq. (w/o attachment)

PHL_A #1926911 v1

ENTERED

SEP 30 2004

CLERK OF COURT

IN THE UNITED STATES DISTRICT COURT
FOR THE EASTERN DISTRICT OF PENNSYLVANIA

| | |
|---|---|
| OLGA MENYHART,<br><br>Plaintiff,<br><br>v.<br><br>PILGRIM BAXTER & ASSOCIATES, LTD., PBHG FUND DISTRIBUTORS, and PBHG FUND SERVICES,<br><br>Defendants. | CIVIL ACTION NO.<br><br>2:04-CV-3969 (RB) |

FILED

SEP 30 2004

MICHAEL E. KUNZ, Clerk
By_______Dep. Clerk

**NOTICE OF DISMISSAL WITHOUT PREJUDICE**
**PURSUANT TO RULE 41(a)(1), FEDERAL RULES OF CIVIL PROCEDURE**

Plaintiff Olga Menyhart, by and through her undersigned counsel, does hereby dismiss this action without prejudice pursuant to Rule 41(a)(1), Federal Rules of Civil Procedure.

Dated: September 28, 2004

ams 66
Alan M. Sandals
**SANDALS & ASSOCIATES, P.C.**
One South Broad Street
Suite 1850
Philadelphia, PA 19107
(215) 825-4000

Co-Counsel for Plaintiff

9/29/04

J.